1933 Act Registration No. 333-
                                                  1940 Act Registration No. 811-

   As filed with the Securities and Exchange Commission on February 5, 1999.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                           Pre-Effective Amendment No.
                          Post-effective Amendment No.

                                     and/or

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                                Amendment No. ___

                         AAL VARIABLE ANNUITY ACCOUNT II
               (Exact name of registrant as specified in charter)

                          Aid Association for Lutherans
                               (Name of Depositor)
                             4321 NORTH BALLARD ROAD
                         APPLETON, WISCONSIN 54919-0001
               (Address of Principal Executive Offices)(Zip Code)

       Registrant's Telephone Number, including Area Code: (920) 734-5721

                              WOODROW E. ENO, ESQ.
             Senior Vice President, Secretary and General Counsel of
                          AID ASSOCIATION FOR LUTHERANS
                             4321 NORTH BALLARD ROAD
                         APPLETON, WISCONSIN 54919-0001
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered: Individual Immediate Variable Annuity Contracts

                           VARIABLE ANNUITY ACCOUNT II
                              CROSS REFERENCE SHEET


Item No.- Part A                                              Prospectus Caption

Item 1 Cover Page.............................................Cover Page
Item 2 Definitions............................................Glossary
Item 3 Synopsis...............................................Summary
Item 4 Condensed Financial Information........................Condensed Financial Information
Item 5 General Description of Registrant,
       Depositor, and Portfolio Companies.....................AAL, The Variable Account
                                                              and the Fund
Item 6 Deductions and Expenses ...............................Transfers among Subaccounts and/or Fixed Account, Certificate
                                                              Fees and Charges
Item 7 General Description of
       Variable Annuity Contracts.............................The Certificate, Transfers among
                                                              Subaccounts and/or Fixed
                                                              Account, General Information
                                                              about the Certificates
Item 8 Annuity Period.........................................Annuity Options, Fixed Account
                                                              Annuity Payments, Variable
                                                              Annuity Payments
Item 9 Death Benefit..........................................Death of the Owner and/or
                                                              Annuitant
Item 10 Purchases and Contract Value..........................Application and Purchase,
                                                              Crediting and Allocating your
                                                              Premium Payment, Distribution
                                                              Arrangements
Item 11 Redemptions...........................................Surrenders and Withdrawals,
                                                              Free Look Period
Item 12 Taxes.................................................Federal Tax Status
Item 13 Legal Proceedings.....................................Legal Matters
Item 14 Table of Contents of the
        Statement of Additional Information...................Contents of the Statement of
                                                              Additional Information

                                                              Statement of Additional
Item No. - Part B                                             Information Caption

Item 15 Cover  Page...........................................Cover Page
Item 16 Table of Contents.....................................Table of Contents
Item 17 General Information and History.......................General Information
Item 18 Services..............................................Not  Applicable
Item 19 Purchase  of  Securities  Being  Offered..............Not  Applicable
Item 20 Underwriters..........................................Principal  Underwriter
Item 21 Calculation of Performance Data.......................Performance Information
Item 22 Annuity  Payments.....................................Not Applicable
Item 23 Financial Statements..................................Financial Statements

PART C
Information required to be set forth in Part C is set forth under the appropriate item, so Numbered in Part C of the Registration Statement.

                         AAL VARIABLE ANNUITY ACCOUNT II
                                   PROSPECTUS
                                  July 1, 1999
                                     for the
                            SINGLE PREMIUM IMMEDIATE
                          VARIABLE ANNUITY CERTIFICATES

This Prospectus describes the immediate variable annuity certificate (the Certificate) Aid Association for Lutherans (AAL, we, us, our) offers. We are a fraternal benefit society organized under the laws of the State of Wisconsin. We offer the Certificates to people (you, your) who are eligible for membership in AAL as well as employees of AAL and its affiliates.

The Certificate may be sold to or issued in connection with retirement plans, including plans that qualify for special federal income tax treatment under the Internal Revenue Code.

You may allocate Premiums and transfer your investment to one or more of the seven Subaccounts of AAL Variable Annuity Account II or the Fixed Account. The assets of each Subaccount are invested solely in a corresponding Portfolio of AAL Variable Product Series Fund, Inc. (the "Fund").

Under the Certificate, we make periodic Annuity Payments to you (or other designated Payee). The dollar amount of each Annuity Payment may vary according to the investment performance of the portfolios in which the selected Subaccounts invest and the interest we credit under the Fixed Account. You bear the investment risk of amounts invested in the Variable Account.

This Prospectus sets forth concisely the information that you should know before purchasing a Certificate, and it should be read and kept for future reference. We have filed a Statement of Additional Information, bearing the same date, which contains further information, with the Securities and Exchange Commission and incorporate by reference the Statement of Additional Information into this Prospectus. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding registrants that file electronically with the Securities and Exchange Commission. A copy of the Statement of Additional Information may be obtained without charge by calling (800) 225-5225, or by writing AAL at its principal office at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001. A Table of Contents for the Statement of Additional Information appears in this Prospectus on page --.

This Prospectus is not valid unless given with a current prospectus of the AAL Variable Product Series Fund, Inc.

These Securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should read this prospectus carefully and keep it for future reference.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS


GLOSSARY.......................................................................

SUMMARY........................................................................

FEE AND EXPENSE TABLES.........................................................

CONDENSED FINANCIAL INFORMATION................................................

PERFORMANCE INFORMATION........................................................

AAL, THE VARIABLE ACCOUNT AND THE FUND ........................................
         AAL...................................................................
         The Variable Account..................................................
         The Fixed Account.....................................................
         The Fund..............................................................

THE CERTIFICATE................................................................
         Application and Purchase..............................................
         Crediting and Allocating Your Premium Payment.........................
         Free Look Period......................................................
         Owners, Payees and Annuitants.........................................
         Adult and Juvenile Certificates.......................................
         Beneficiaries.........................................................
         Assignments of Ownership..............................................
         Selecting an Annuity Payment Option...................................

ANNUITY OPTIONS................................................................
         Fixed Period Income...................................................
         Life Income and Guaranteed Payment Period.............................
         Joint and Survivor Life Income with Guaranteed Payment Period.........
         Annuity Payment Dates
         ......................................................................

FIXED ACCOUNT ANNUITY PAYMENTS.................................................

VARIABLE ANNUITY PAYMENTS......................................................
         First Variable Annuity Payment........................................
         Subsequent Variable Annuity Payments..................................
         Subaccount Investment Factor..........................................
         Assumed Investment Return.............................................

TRANSFERS AMONG SUBACCOUNTS AND/OR FIXED ACCOUNT ....................
         Telephone Transfer Requests...........................................

SURRENDERS AND WITHDRAWALS.....................................................

DEATH OF THE OWNER AND/OR ANNUITANT............................................

CERTIFICATE FEES AND CHARGES...................................................
         Sales Charge..........................................................
         Premium Tax Charge....................................................
         Transfer Charge ......................................................
         Mortality and Expense Risk Charge.....................................
         Miscellaneous Taxes ..................................................

GENERAL INFORMATION ABOUT THE CERTIFICATES....................................
         The Entire Contract...................................................
         Voting Rights.........................................................
         Surplus Refunds.......................................................
         Reports to Owners.....................................................
         Date of Receipt.......................................................
         Payment by Check......................................................
         Postponement of Payments..............................................
         Certificate Inquiries.................................................

FEDERAL TAX STATUS.............................................................
         Variable Account Tax Status...........................................
         Diversification Requirements..........................................
         Taxation of Annuities in General......................................
         Certificates Held by Natural Persons..................................
         Distributions.........................................................
         Distributions from Qualified Plans....................................
         Penalty Tax on Premature Distributions................................
         Federal Income Tax Withholding........................................
         Death Proceeds........................................................
         Additional Tax Considerations.........................................
         Multiple Certificates.................................................
         Tax Free Exchanges (1035 Exchanges)...................................
         Transfers among Subaccounts...........................................
         Qualified Plans.......................................................
         Tax-Sheltered Annuities...............................................
         H.R. 10 (Keogh) Plans.................................................
         Corporate Pension and Profit Sharing Plans............................
         Traditional Individual Retirement Annuity (Traditional IRAs)..........
         Simplified Employee Pension Plans (SEP-IRAs)..........................
         Roth Individual Retirement Annuity (Roth IRA).........................
         Rollover into an IRA..................................................
         Deferred Compensation Plans...........................................
         Other Tax Considerations..............................................

OTHER INFORMATION..............................................................
         Rights Reserved by AAL................................................
         Maintenance of Solvency...............................................
         Distribution Arrangements.............................................
         Year 2000 Disclosure..................................................
         Legal Matters.........................................................
         Financial Statements..................................................

GLOSSARY

AAL, we, us, our: Aid Association for Lutherans, a fraternal benefit society owned by and operated for its members.

Annuitant: The person on whose life or life expectancy the Certificate is based.

Annuity Payment: One of a series of periodic payments.

Annuity Payment Date: The date of the month on which you elect to receive Annuity Payments.

Annuity Payment Period: The period during which Annuity Payments are made.

Annuity Unit: The accounting unit of measurement used to calculate the amount of the annuity Payment.

Annuity Unit Value: The value of an Annuity Unit for a Subaccount for a given Valuation Period.

Assumed Investment Return: The investment return upon which the variable Annuity Payments are based.

Beneficiary: The person who you have chosen to receive the Death Proceeds upon the Annuitant's death.

Certificate: The contract between you and us providing the single premium immediate variable annuity.

Certificate  Anniversary:  The same date in each year as the  Certificate  Issue
Date.

Certificate Year: A period beginning on a Certificate Anniversary and ending on the day immediately preceding the next Certificate Anniversary.

Code: The Internal Revenue Code of 1986, as amended.

Commuted Value: The present value of future payments for the remaining guaranteed payment period. The interest rate used to discount the remaining payments will be equal to the maximum valuation interest rate for single premium immediate annuities, as prescribed by the standard valuation law for the year the Certificate is issued, plus 2%.

Death Benefit or Death Proceeds: Upon the death of all annuitant(s) within the guaranteed payment period, the beneficiary can elect to continue receiving payments for the remaining guaranteed payment period, or receive the commuted value of those payments.

Fixed Account: Part of the general account of AAL. That includes all of AAL's assets other than those in any separate account of AAL.

Free Look Period: The period of time during which you may cancel the Certificate.

Fund: AAL Variable Product Series Fund, Inc.

Home Office: Our principal executive office located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. The toll-free number is 800-225-5225, locally 734-5721.

Issue Date: The effective date of the Certificate, generally the date on which we apply your Premium.

Member: Generally, you must be Lutheran, profess to be Lutheran or be a spouse or child of such person to be eligible for membership. You apply for membership by completing a membership application at the time you complete an application for the AAL Single Premium Immediate Variable Annuity or other AAL insurance product. Associate Members do not have to buy an insurance product but the other requirements apply.

Net Asset Value: Each Portfolio's share's value at the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern Time).

Owner, you, your, yours: The person or entity who owns the Certificate.

Payee: The person you designate to receive payments under the Certificate.

Portfolio: One of a series of the Fund currently available for investment through a corresponding Subaccount.

Proof of Death: A certified copy of the death certificate or a certified decree of a court of competent jurisdiction as to the finding of death or any other proof satisfactory to AAL.

Premium: The payment you invest in the Certificate.

Qualified Plan: A retirement  plan which receives  favorable tax treatment under
Section 401, 403(b), 408 or 408A of the Code.

Service Center: The AAL Variable Products Service Center located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. The toll-free telephone number is 800-225-5225, locally 734-5721.

Subaccount: A division of the Variable Account that invests exclusively in shares of a single portfolio of the Fund.

Valuation Date: Any date we are open for business and the New York Stock Exchange is open for regular trading.

Valuation Period: The period of time from the end of one Valuation Date to the end of the next Valuation Date.

Variable Account: AAL Variable Annuity Account II, which is a separate account of AAL.

Written Request: A written request or notice signed by the Owner, received in good order by AAL at its Service Center and satisfactory in form and content to AAL.

SUMMARY

This summary only gives you a brief overview of the more significant aspects of the Certificate. Please refer to the remainder of this Prospectus for more detailed information. The Certificate along with any riders or endorsements constitute the entire agreement between you and us. Please retain them as part of your permanent records.

The Certificate

The Certificate is an individual single premium immediate variable annuity that allows you to receive periodic payments whose amounts are adjusted up or down according to the performance of various underlying Subaccounts you select.

Purchase of the Certificate

You may purchase the Certificate for a minimum initial premium of $5000.

Investment Options

The Certificate offers a choice of seven variable investment options. The Certificate also offers a Fixed Account option under which we pay a fixed rate of interest.

Each variable investment option or Subaccount invests in a corresponding Portfolio of the Fund. The Portfolios include:

o AAL Variable  Product  Money Market  Portfolio o AAL  Variable  Product  Small
Company Stock Portfolio o AAL Variable Product Bond Portfolio o AAL Variable Product International Stock Portfolio o AAL Variable Product Balanced Portfolio
o AAL Variable Product High Yield Bond Portfolio o AAL Variable Product Large Company Stock Portfolio

Charges and Deductions

There are other indirect charges that occur on the Variable Account level and the Fund level. If you invest in a Variable Account Option, you will incur a mortality and expense risk charge computed at an aggregate annualized rate of 1.25% on the average daily net asset value of the Variable Account. A daily charge based on a percentage of each Portfolio's average daily net asset value is payable by each Portfolio to its investment adviser. In addition to the investment advisory fees, each Portfolio incurs other operating expenses that may vary. See the accompanying Fund Prospectus for more information concerning the investment advisory fee.

Free Look Period

You may cancel your Certificate within 10 days starting on the day you receive it. This 10-day period is called the free look period. Some states require that we provide you a longer free look period. In some states we restrict the initial premium allocation to the AAL Variable Product Money Market Subaccount during the free look period. For more information conerning our procedures see Free Look Period, page --.

Surrenders

Unless your Certificate is irrevocable, you may surrender the Certificate for its commuted value. Proceeds paid to you may be subject to taxes including a penalty tax for taking a distribution before age 59 1/2.

Transfers

You may transfer all or a part of your Certificate's value among the Subaccounts or from the Subaccounts to the Fixed Account subject to certain limitations. We do not allow transfers from the Fixed Account. Certain other restrictions apply to transfers. After the first two transfers from the Subaccounts in a Certificate Year, we will impose a $25 transfer charge.

Annuity Payment Amount

We determine the amount of your Annuity Payment based upon your Premium and the investment allocation(s) that you make.

Federal Tax Treatment

All or a portion of every distribution or Annuity Payment will generally be taxable as ordinary income. The taxable portion of most distributions will be subject to withholding unless the Payee elects otherwise. There may be tax penalties if you take a distribution before reaching age 59 1/2. Current tax laws may change at any time.

                             FEE AND EXPENSE TABLES

Certificate Owner Transaction Expense(s)

Sales Charge Imposed on Premium Payment                       None
Contingent Deferred Sales Charge                              None


Variable Account Annual Expenses

Mortality and Expense Risk Charges                            1.25%
Administrative Charge                                         None

Total Variable Account Annual Expenses                        1.25%

AAL Variable Product Series Fund, Inc. Annual Expenses:
(as a percentage of average net assets of each Portfolio):

                                                              Total Annual Fund
                                            Other Expenses    Expenses After
                           Investment       After Expense     Expense
Portfolio                  Advisory Fees    Reimbursement     Reimbursement

Money Market               0.35%                 0%                  0.35%
Bond                       0.35                  0                   0.35
Balanced                   0.33                  0                   0.33
Large Company Stock        0.33                  0                   0.33
Small Company Stock        0.35                  0                   0.35
International Stock        0.80                  0                   0.80
High Yield Bond            0.40                  0                   0.40

The above tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly and reflect the expenses of the Variable Account and the Fund. For a more complete description of the various costs and expenses, see the Prospectus for the AAL Variable Product Series Fund, Inc. that accompanies this Prospectus.


Examples

The following examples illustrate the expenses incurred on a $10,000 investment and a 5% return on assets:

1 year
3 years

Note: The example should not be considered a representation of past or future expenses for the Variable Account or for any portfolio. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the example is not an estimate or guarantee of future investment performance.

Notes to Fee and Expense Tables and Example

1.       The Certificates are currently not subject to state premium taxes.

2. You can make two free transfers from the Subaccounts in each Certificate Year. We will charge a $25 fee for each subsequent transfer. See the Transfers Among Subaccounts and/or the Fixed Account section in this prospectus for more information on this charge and the restrictions on transfers from the Fixed Account.

3. We have agreed to pay on behalf of the Fund or to reimburse the Fund for all expenses in excess of 0.33% for the Balanced and Large Company Stock
     Portfolios, 0.35% for the Money Market, Bond, and Small Company Stock Portfolios, 0.80% for the International Stock Portfolio and 0.40% for the High Yield Bond Portfolio. We can reduce or terminate this voluntary reimbursement upon 30-days' written notice to the Fund. Absent the expense reimbursement, the total Portfolio expenses would have been:

                                 Actual Expenses

          Portfolio


         Money Market Portfolio                               0.44%
         Bond Portfolio                                       0.52
         Balanced Portfolio                                   0.39
         Large Company Stock Portfolio                        0.38
         Small Company Stock Portfolio                        0.43
         High Yield Bond Portfolio*                           0.54
         International Stock Portfolio*                       1.30

         *March 1, 1998 inception date.

                         CONDENSED FINANCIAL INFORMATION

This Prospectus does not include Condensed Financial Information showing accumulation unit values because the Certificate provides only immediate annuity benefits.

                             PERFORMANCE INFORMATION

From time to time, the Variable Account may include in advertisements and other sales materials several types of performance information for the Subaccounts. This information may include "average annual total return." The Bond Subaccount, the Balanced Subaccount, and the High Yield Bond Subaccount may also advertise "yield." The Money Market Subaccount may advertise "yield" and "effective yield."

The performance information that we may present is not an estimate or guarantee of future investment performance and does not represent the actual investment experience of amounts invested by a particular Owner. Additional information concerning a Subaccount's performance appears in the Statement of Additional Information.

Total Return and Yield Quotations. Average annual total return figures measure the net income of a Subaccount and any realized or unrealized gains or losses of the underlying investments in the Subaccount, over the period stated. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Subaccount over the period stated.

Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (seven-day period for the Money Market Subaccount), expressed as a percentage of the value of the Subaccount's Annuity Units. Yield is an annualized figure, which means that we assume that the Subaccount generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Subaccount similarly, but include the increase due to assumed compounding. The Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.

Expense and performance information for the Portfolios may be compared in advertising, sales literature and other communications to that of other variable products tracked by Lipper Analytical Services, Inc. (Lipper), Variable Annuity Research Data Service (VARDS), Morningstar, Inc. (Morningstar) and other services. In addition, we may compare the performance of the Portfolios to the S&P 500 Index, the S&P SmallCap 600 Index, the Wilshire Small Cap Index, the Lehman Bond Index, the Dow Jones Industrial Average, Merrill Lynch High Yield Master Index and other widely recognized indices. Unmanaged indices assume the reinvestment of dividends, if any, but do not reflect any deduction for fund expenses. We periodically report performance ratings in financial publications such as Forbes, Barron's, Fortune, Money Magazine, Business Week, Financial Planning, The New York Times and The Wall Street Journal.

We may also report other information concerning the effect of tax-deferred compounding on a Subaccount's returns that may be illustrated by tables, graphs or charts. All income and capital gains derived from Subaccount investments are reinvested and lead to substantial long-term accumulation of assets, provided that the underlying Portfolio's investment experience is positive.

See the Fund Prospectus and Statement of Additional Information for a more complete description of the methods used to calculate a Portfolio's yield and total return.

                          AAL, THE ACCOUNT AND THE FUND

AAL

AAL is a fraternal benefit society owned by and operated for its members. AAL's mission is to bring Lutheran people together to pursue quality living through financial security, volunteer action and help for others. AAL was founded in 1902 under the laws of the State of Wisconsin as a non-stock, non-profit corporation. As of December 31, 1998, AAL has approximately 1.7 million members and is one of the world's largest fraternal benefit society in terms of statutory assets (over $18 billion) and life insurance in force ($82 billion), ranking it in the top two percent of all life insurers in the United States in terms of ordinary life insurance in force. AAL is currently licensed to transact life insurance business in all 50 states and the District of Columbia and is offering the Certificates in all states except -------------.

The Variable Account

We established the Variable Account as a separate account under the laws of the State of Wisconsin on February 4, 1999. The Variable Account is registered as a unit investment trust with the Securities and Exchange Commission (the SEC) under the Investment Company Act of 1940 (the 1940 Act). The Variable Account meets the definition of a separate account under the Federal securities laws. The SEC does not supervise the management or investment practices or policies of the Variable Account.

The Variable Account is divided into Subaccounts. Your Premium flows through the Certificate to either the Variable Account or the Fixed Account according to your instructions. From the Variable Account, the premium flows to the Subaccounts in the amounts or percentages you allocate. In turn, the Subaccounts invest in shares of one of the corresponding Portfolios of the Fund. The
Portfolios and their investment objectives are described below. We make no assurance that the Portfolios will meet their investment objectives.

You bear all the investment risk for Premiums allocated to the Subaccounts. Annuity Payments and Commuted Value will vary with the performance of the Subaccounts.

Under Wisconsin law, the assets of the Variable Account that are equal to the reserves and other contract liabilities of the Variable Account are not chargeable with liabilities arising out of any other business we may conduct. We will maintain an amount of assets in the Variable Account that always has a value approximately equal to or in excess of the amount of Commuted Values allocated to the Variable Account under the Certificates. Income gains and losses, whether or not realized, are, in accordance with the Certificates, credited to or charged against the Variable Account without regard to our other income, gains or losses. Obligations arising under the Certificates are our obligations.

The Fixed Account

Amounts allocated to Fixed Account under the Certificate are part of our general account which supports our annuity and insurance obligations. Because of exemptive and exclusionary provisions, we have not registered interests in the Fixed Account under the Securities Act of 1933 nor the Fixed Account as an investment company under the 1940 Act. The SEC has not reviewed the disclosure relating to the Fixed Account. However, disclosures regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

You have no voting rights with respect to Fixed Account values.

The Fund

You may allocate your Premiums to one or more of the Subaccounts. The Subaccounts, in turn, invest in shares of a corresponding Portfolio of the AAL Variable Product Series Fund, Inc. (the Fund). The Fund is a Maryland corporation registered with the SEC under the 1940 Act as a diversified, open-end investment company commonly known as a mutual fund. This registration does not involve supervision by the SEC of the management or investment practices or policies of the Fund.

The Fund currently offers its shares to three of our separate accounts: the AAL Variable Annuity Account I and II , and the AAL Variable Life Account I as well as retirement plans including the Aid Association for Lutherans Savings Plan. We also purchase Fund shares directly.

We serve as investment adviser to the Fund and are registered as such under the Investment Advisers Act of 1940.

The Variable Account will purchase and redeem shares from the Fund at Net Asset Value without any sales or redemption charge. We will redeem shares to the extent necessary to collect charges under the Certificates, to make Annuity Payments, withdrawals or surrenders, to provide benefits under the Certificates or to transfer assets from a Subaccount to another Subaccount and/or the Fixed Account as you request.

We automatically reinvest any dividends or capital gain distribution amounts that we receive on shares of the Portfolios held under the Certificates. We reinvest at the Portfolio's net asset value on the date payable. Dividends and capital gain distribution amounts will reduce the net asset value of each share of the corresponding Portfolio and increase the number of shares outstanding of the Portfolio by an equivalent value. However, these dividends and capital gain distribution amounts do not change your Account Value.

The chart below indicates the names of the Portfolios in which the Subaccounts invest, as well as the investment objectives, investment adviser and sub-adviser for each Portfolio.

---------------------------------- -------------------------------------        ---------------- --------------------------
                                                Investment                         Investment            Investment
           Portfolio                            Objectives                         Adviser               Sub-Adviser
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

Money Market Portfolio             Seeks maximum current income and a                AAL                 Not Applicable
                                   constant  Net Asset  Value of $1.00 per share
                                   by  investing  in  high-quality,   short-term
                                   money market instruments.
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

Bond Portfolio                     Strives for investment results                    AAL                 Not Applicable
                                   similar to the Lehman Brothers Aggregate Bond
                                   Index by  investing  primarily  in bonds  and
                                   other debt securities included in the Index.
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

Balanced Portfolio                 Seeks capital growth and income by                AAL                 Not Applicable
                                   investing  in a mix of common  stocks,  bonds
                                   and money market instruments.  Securities are
                                   selected  consistent with the policies of the
                                   AAL  Variable  Product  Large  Company  Stock
                                   Portfolio,  Bond  Portfolio  and Money Market
                                   Portfolios.
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

Large                              Company   Stock    Portfolio    Strives   for
                                   investment  results  that                         AAL                 Not  Applicable
                                   approximate the performance of the Standard &
                                   Poor's 500  Composite  Stock  Price  Index by
                                   investing primarily in common stocks of the
                                   index.
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

Small                              Company   Stock    Portfolio    Strives   for
                                   investment  results  that                         AAL                 Not  Applicable
                                   approximate   the   performance  of  the  S&P
                                   SmallCap 600 Index by investing  primarily in
                                   common stocks of the
                                   Index.
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

International Stock Portfolio      Seeks long-term capital growth by                 AAL                 Oechsle International
                                   investing primarily in foreign                                        Advisors, LLC
                                   stocks.
---------------------------------- -------------------------------------        ---------------- --------------------------
---------------------------------- -------------------------------------        ---------------- --------------------------

High Yield Bond Portfolio          Seeks high current income and                     AAL                 AAL Capital Management
                                   secondarily capital growth by                                         Corporation
                                   investing primarily in high risk,
                                   high yield bonds commonly referred
                                   to as "junk bonds."
---------------------------------- -------------------------------------        ---------------- --------------------------

Before selecting any Subaccount, you should carefully read the prospectus for the Fund. The prospectus provides more complete information about the Portfolios of the Fund in which the Subaccounts invest, including investment objectives and policies, charges and expenses.

High yielding fixed-income securities, such as those in which the High Yield Bond Portfolio invests, are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. You should carefully read about this Portfolio in the prospectus and related statement of additional information for the Fund and consider your ability to assume the risks of making an investment in the corresponding Subaccount.

                                 THE CERTIFICATE

Application and Purchase

The Certificate is an individual single premium immediate variable annuity. We offer Certificates to members, people who are eligible for membership and employees of AAL who reside in Wisconsin (including employees of our subsidiaries and affiliates

We may issue the Certificate as one of the following:

-    a Non-qualified Annuity;

-    an annuity for a Qualified Retirement Plan;

-    a Traditional Individual Retirement Annuity (Traditional IRA);

-    an annuity for a Simplified Employee Pension Plan (SEP-IRA);

-    a Roth Individual Retirement Annuity (Roth IRA); or

-    a Tax Sheltered Annuity (TSA).

You may purchase a Certificate by completing and submitting an application. The Annuitant must be younger than 100 years as of the Issue Date. Some states may have additional limitations.

You may apply for a Certificate by completing a traditional paper application or an electronic application available through your AAL Representative. If you submit an electronic application, you will be asked to certify the accuracy and completeness of the information in your electronic application and sign a electronic signature pad. The data will then be transmitted electronically to us. We will attach a paper copy of your application to your Certificate if the Certificate can be issued.

You must give us or arrange to have sent to us a single Premium Payment of at least $5,000 along with your application. You can not make any additional Premium Payments unless we agree. Single premium payments over $1,000,000 require our prior written approval.

Certain provisions of the Certificates may vary from state to state in order to conform with the law of the state in which you reside. This Prospectus describes generally applicable provisions. You should refer to your Certificate for any variations required by state law.

Crediting and Allocating Your Premium Payment

You may allocate your Premium to any Subaccount of the Variable Account and/or the Fixed Account. Your allocation must be in whole percentages and total 100% of the Premium. You may not allocate less than $50 to any Subaccount or the Fixed Account. We will allocate your Premium according to your allocation instructions on your application. If you do not designate Premium allocation percentages, we will treat your application as not in good order.

If your application is in good order, we will allocate the Premium to your chosen Subaccount(s) and/or Fixed Account (or in certain states, to the Money Market Subaccount, as discussed below) within two days of receipt of the completed application and Premium. If we determine the application is not in good order, we will attempt to complete the application within five business days. If the application is not complete at the end of this period, we will inform you of the reason for the delay and that the Premium will be returned immediately unless you specifically consent to our keeping the Premium until the application is complete.

Once each day that we are open for  business,  we determine  the Net Asset Value
(NAV) per share of the underlying Portfolios at the close of regular trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time. We also determine the Annuity Unit Value (AUV) of each Subaccount at the end of each day also at 4:00 p.m. Eastern Time. We do not determine the NAV on holidays observed by the Exchange or the AUV on holidays observed by AAL.

The Exchange is regularly closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Day, the third Monday in February, Good Friday, the last Monday in May, Independence Day, Labor Day, Thanksgiving and Christmas. If one of these holidays falls on a Saturday or Sunday, the Exchange will be closed on the preceding Friday or the following Monday, respectively. During 1999, AAL will be closed for business on the Friday following Thanksgiving and the day before Christmas. On those days, we will not purchase or redeem any shares of the Fund notwithstanding the fact that the New York Stock Exchange will be open. We will not purchase or redeem any Annuity Units on any days that AAL is not open for business.

Free Look Period

Generally, you may return your Certificate for cancellation within 10 days after you initially receive it. However some states require a longer free look period. Please review your Certificate to determine your free look period.

In order to return your Certificate, you must deliver or mail the Certificate along with a Written Request to your AAL Representative or to our Service Center. Upon cancellation, the Certificate will be void as of the Certificate Issue Date and you will be entitled to receive an amount equal to the Certificate's value as of the date you notify us or the date we receive your cancellation request in our Service Center, whichever is earlier. You will receive your money within seven days after we receive your request for cancellation. However, if your Certificate is an IRA and you decide to cancel it, within seven days from the receipt of your IRA disclosure we will refund your Premium less any payments made.

Certain states require a full refund of Premiums paid if a Certificate is returned during the free look period. In these situations we reserve the right to allocate all Premiums to the Money Market Subaccount until the free look period expires plus an additional five-day period to allow for your receipt of the Certificate by mail. After this period, we will allocate the Annuity Units Value of your Certificate to the Subaccount(s) and/or Fixed Account according to your original instructions. In all such states, we will refund the greater of Premiums paid or the Accumulated Value less any payments made.

Owners, Payees and Annuitants

You, as Owner, are typically the recipient of all distributions under the Certificate. Unless the Owner is an entity, the Owner is also the Annuitant. As Owner, you can name Beneficiaries, and transfer allocations between Subaccounts and the Fixed Account. You will receive all Annuity Payments during the Annuitant's lifetime, unless you designate another person or entity as the Payee. Keep in mind that if you designate another person or entity as Payee, you may still be responsible for any income tax payable on the payments.

In the event the Annuitant(s) dies during the Guaranteed Payment Period, the Death Proceeds will be payable to the named Beneficiary. We use the Annuitant's life to determine the amount and duration of any Annuity Payments. In the case of a qualified retirement plan, the Annuitant is the plan participant and the Owner is the retirement plan.

Under certain circumstances other entities, such as trusts, may purchase AAL products but are not eligible for membership.

Adult and Juvenile Certificates

We issue Adult Certificates to applicants age 16 or older who become benefit members of AAL. We issue Juvenile Certificates when the proposed Annuitant is younger than age 16, but is otherwise eligible for benefit membership.

In the case of the Adult Certificate, the Annuitant must be 16 years of age or older. Typically, the applicant of the Certificate is the Owner and Annuitant of the Certificate. While the Annuitant is alive, the Owner of the Certificate may exercise every right and enjoy every benefit provided in the Certificate. The person who applies for the Certificate becomes a benefit member of AAL upon our approval of the membership application.

For the Juvenile Certificate, a Juvenile is named as the Annuitant and Owner of the Certificate. However, because of age, the Juvenile cannot exercise the rights of ownership. Therefore, an adult must apply on behalf of the Juvenile and retain control over the Certificate. The adult applicant controller exercises certain rights of ownership on behalf of the Juvenile Annuitant. These rights are described in the Certificate. The adult controller may transfer control to another eligible person, but cannot transfer ownership of the Certificate.

Transfer of control to the Juvenile Annuitant will take place at the first Certificate Anniversary Date following the earlier of:

-    the Annuitant's 21st birthday; or

- the Annuitant's 16th birthday after the adult controller transfers control to the Annuitant in writing; or

-    the death of the adult controller after the Annuitant's 16th birthday.

If the person who has control of the Certificate dies before the Annuitant gains control, control will be vested in an eligible person according to our Bylaws. If we determine that it is best for the Annuitant, we may transfer control of the Certificate to some other eligible person according to our Bylaws.

The Juvenile Annuitant will become a benefit member of AAL on the first Certificate Anniversary Date on or following the Juvenile's 16th birthday.

Beneficiaries

You may name one or more Beneficiaries to receive the Death Proceeds payable under the Certificate, if any. If no Beneficiary has been named or the Beneficiary does not survive the Annuitant, the Death Proceeds will be paid to you, if living, otherwise to your estate. Our Bylaws list persons eligible to be Beneficiaries. You may designate beneficiaries as either first, second or third class. Unless otherwise specified, we will distribute Death Proceeds in the following order to Beneficiaries:

-    equally to the Beneficiaries in the first class.  If none are living, then;

-    equally to the Beneficiaries in the second class. If none are living, then;

-    equally to the Beneficiaries in the third class.

If a Beneficiary dies within 15 days after the death of the Annuitant, we will consider the Beneficiary to have died before the Annuitant for purposes of paying the Death Proceeds.

You may change Beneficiaries by sending a Written Request to our Service Center. We will give you a special form to make this request. We must approve any change in Beneficiary. Any such change is effective on the date you designate on your Written Request, or the date we receive your Written Request at our Service Center if no date appears on the request. A change in Beneficiary is only effective if the request was mailed or delivered to us while the Annuitant is alive. We are not liable for any payments made or actions taken by us before we receive and approve changes in Beneficiary designations.

If you elect not to have a Guaranteed Payment Period or all Annuitants live beyond the Guaranteed Payment Period, no Death Proceeds will be payable.

Assignments of Ownership

The Certificate can not be sold, assigned, discounted, or pledged as collateral for a loan or as surety for performance of an obligation or for any other purpose.

                       SELECTING AN ANNUITY PAYMENT OPTION

The Annuity Payment Option specifies the type of annuity to be paid and determines how long the annuity will be paid, the frequency of payment, and the amount of the first Annuity Payment. You must select the Annuity Payment Option when applying for the Certificate. This election is irrevocable once we issue the Certificate. You must also select the Subaccounts and/or the Fixed Account to which we will apply your Premium. Except as discussed in the Free Look Period section, the Annuity Unit Value for each Subaccount selected as of the Valuation Date when we receive your Premium, will be used to calculate the first Variable Annuity Payment. Your total Annuity Payment will be the Fixed Account Annuity Payment, if any, plus the Variable Account Annuity Payment.

You must also elect at time of application whether the Certificate and its Annuity Payments will be either irrevocable or revocable. If you elect the irrevocable option, you cannot later change the Annuity Payments, or receive a withdrawal or surrender from the Certificate. If you elect the revocable option, you can later change the Annuity Payments, receive withdrawals, and surrender the Certificate. If you elect the revocable option, you can later change to the irrevocable option. If you elect the irrevocable option, you cannot later change to the revocable option once we issue the Certificate.

                             ANNUITY PAYMENT OPTIONS

Fixed Period Income

We make Annuity Payments at regular intervals for a fixed number of payments, not to exceed the greater of 30 years or the Annuitant's life expectancy. We call this payment period the "Guaranteed Payment Period". At the end of the Guaranteed Payment Period, all of the Annuity Payments will have been paid, the Commuted Value of the Certificate will be zero, and the Certificate will terminate.

Life Income with Guaranteed Payment Period

We make Annuity Payments at regular intervals for the lifetime of the Annuitant. If the Annuitant dies during the Guaranteed Payment Period, we will continue payments to the Beneficiary to the end of the Guaranteed Payment Period. You may choose a Guaranteed Payment Period of 0 to 30 years at the time we issue the Certificate. The amount of the payments depends upon the sex and age of the Annuitant, at the time we issue the Certificate.

Joint and Survivor Life Income with Guaranteed Payment Period

We make Annuity Payments at regular intervals for the lifetime of both Annuitants. Upon the death of one of the Annuitants, we will continue payments for the lifetime of the surviving Annuitant. If both Annuitants die during the Guaranteed Payment Period, we will continue payments to the Beneficiary to the end of that period. You may choose a Guaranteed Payment Period of 0 to 30 years at the time of issue. You may also choose to have the Annuity Payment reduce upon the death of the first Annuitant to die. The Annuity Payment may reduce by a factor of 1/2, 1/3, or 1/4. A higher reduction amount will result in a higher payment while both Annuitants are alive. The amount of the payments depends upon the age and sex of the Annuitants at the time of issue.

Annuity Payment Dates

We compute and pay all Annuity Payments after the first Annuity Payment as of the Annuity Payment Dates. These dates are generally the same day of the month as the Annuity Start Date based on the Annuity Payment frequency you select. Annuity Payments may be made monthly, quarterly, semi-annually and annually. The annual Annuity Payment may be divided into twelve (12) equal monthly payments. One you select the Annuity Payment frequency, it may not be changed.

In the event that you do not select a payment frequency, Annuity Payments will be made monthly.
                         FIXED ACCOUNT ANNUITY PAYMENTS

You may choose to deposit some or none of your Premium in the Fixed Account portion of the Certificate.

Premiums deposited in the Fixed Account will fund guaranteed periodic payments. We will determine the guaranteed Annuity Payment at the time we issue the certificate. We may pay more than the guaranteed Annuity Payment if the investment experience of the Fixed Account is more favorable than the guaranteed interest rate shown in the Certificate. We may also pay more than the guaranteed payment if our mortality experience or administration expenses are favorable. We may change the amount of the Fixed Account Annuity Payment at any time, but will not pay an amount lower than the guaranteed amount.

Premiums placed in the Fixed Account may not be transferred to the Subaccounts.

                            VARIABLE ANNUITY PAYMENTS

First Variable Annuity Payment

Variable Annuity Payments are periodic payments we make, the amount of which varies from one Annuity Payment Date to the next as a function of the net investment performance of the Subaccounts you selected. The dollar amount of the first Variable Annuity Payment depends on the Annuity Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount of Premium applied to purchase the Variable Annuity Payments, and an Assumed Investment Return that you select.

The dollar value of the first Variable Annuity Payment is the sum of the first Variable Annuity Payments attributable to each Subaccount. The dollar amount of the first total Annuity Payment is the sum of the first Variable Annuity Payment and the Fixed Account Annuity Payment.

Annuity Units

The number of Annuity Units attributable to a Subaccount is derived by dividing the first Variable Annuity Payment attributable to that Subaccount by the Annuity Unit Value for that Subaccount for the Valuation Period ending on the Issue Date. The number of Annuity Units attributable to each Subaccount under a Certificate remains fixed unless:

-    there is a transfer of Annuity Units between Subaccounts; or

- one of the Annuitant dies after the Guaranteed Payment Period had elapsed under the Joint and Survivor Life Income Annuity Payment Option for which you elected a reduction factor


Subsequent Variable Annuity Payments

We determine the dollar amount of each subsequent Variable Annuity Payment attributable to each Subaccount by multiplying the number of Annuity Units of that Subaccount by the Annuity Unit Value for that Subaccount for the Valuation Period ending on the Annuity Payment Date, or during which the Annuity Payment Date falls. We aggregate the subsequent Variable Annuity Payments for each Subaccount to determine the Variable Annuity Payment. When an Annuity Payment Date would fall on a day that is not a Valuation Date, we calculate the Variable Annuity Payment as of the Valuation Date immediately preceding what would have been the Annuity Payment Date.

The Annuity Unit Value of each  Subaccount for any Valuation  Period is equal to
(a) multiplied by (b) multiplied by (c) where:

a)   is the Annuity Unit Value for the preceding Valuation Period; and

b) is the Subaccount Investment Factor for the Valuation Period for which we calculate the Annuity Unit Value;

c) is a daily discount factor which adjusts the Annuity Unit Value to reflect the Assumed Investment Return. This factor is compounded to reflect the number of days in the Valuation Period.

Subaccount Investment Factor

The Subaccount Investment Factor for any Valuation Period is equal to:

1. the Net Asset Value of the corresponding Fund Portfolio at the end of the Valuation Period;

2. plus the amount of any dividend, capital gain or other distribution paid by the Portfolio if the "ex-dividend" date occurs during the Valuation Period;

3. plus or minus any cumulative credit or charge for taxes reserved from the operation of the Portfolio;

4. minus the dollar amount of the mortality and expense risk charge we deduct each day in the Valuation Period; and

5. divided by the Net Asset Value of the corresponding Fund Portfolio at the beginning of the Valuation Period.

Assumed Investment Return

The Annuity Unit Value will increase or decrease from one Annuity Payment Date to the next in direct proportion to the net investment return of the Subaccount or Subaccounts supporting the Variable Annuity Payments, less an adjustment for the selected Assumed Investment Return. The purpose of the adjustment is to ensure the Annuity Unit Value only changes when the Subaccount Investment Factor represents a rate of return greater than or less than the Assumed Investment Return you selected.

The Certificate  permits you to select one of three Assumed Investment  Returns:
3%, 4% or 5%. A higher Assumed Investment Return will result in a higher initial payment, a more slowly rising series of subsequent payments when actual investment performance (minus any deductions and expenses) exceeds the Assumed Investment Return, and a more rapid drop in subsequent payments when actual investment performance (minus any deductions and expenses) is less than the Assumed Investment Return.

For example, if you select a 3% Assumed Investment Return and if the net investment return of the Subaccount for an Annuity Payment period is equal to the pro-rated portion of the 3% Assumed Investment Return, the Variable Annuity Payment attributable to that Subaccount for that period will equal the Variable Annuity Payment for the prior period. To the extent that such net investment return exceeds an annualized rate of return of 3% for a payment period, the Variable Annuity Payment for that period will be greater than the Variable Annuity Payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3%, the Variable Annuity Payment for that period will be less than the Variable Annuity Payment for the prior period.

              TRANSFERS AMONG SUBACCOUNTS AND/OR THE FIXED ACCOUNT

Except for certain restrictions mentioned below, you may transfer the Annuity Units of one or more Subaccounts to one or more other Subaccounts and/or the Fixed Account. We will process requests for transfer that we receive before 3:00 p.m. Central Time as of the close of business on that Valuation Date. We will process requests we receive after that time as of the close of business on the following Valuation Date.

To accomplish a transfer from a Subaccount, we will redeem the Annuity Units in that Subaccount and reinvest that value in Annuity Units of the other Subaccounts and/or the Fixed Account you specified. We impose the following restrictions on transfers:

- You may make two free transfers in each Certificate Year. After that we will charge you $25 for each subsequent transfer. We deduct the transfer charge from your value in the Subaccount from which the transfer was made. When you transfer from two or more Subaccounts, we apply the $25 transfer charge among those Subaccounts in proportion to the amounts you transfer.

-    You may not transfer from the Fixed Account.

-    We reserve the right to limit the number of transfers.

Telephone Transfer Requests

If we receive a signed Telephone Transaction Authorization (found on the Certificate Application and on the Variable Annuity Option Selection Form), you may make withdrawals and transfers pursuant to your telephone instructions ("Telephone Request"). We employ reasonable security procedures to ensure the authenticity of telephone instructions, including, among other things, requiring identifying information, recording conversations, and providing written confirmations of transactions. Nevertheless, we will honor telephone instructions from anyone who provides the correct identifying information. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to observe reasonable procedures.

If several people want to make Telephone Requests at or about the same time, or if our recording equipment malfunctions, we may not be able to allow any Telephone Requests at that time. If this happens, you must submit a Written Request to our Service Center. If there is a malfunction with the telephone recording system or the quality of the recording itself is poor, we will not process the transaction.

The phone number for telephone transactions is 1-800-225-5225 or 734-5721 locally. We reserve the right to suspend or limit telephone transactions.

                           SURRENDERS AND WITHDRAWALS

If you elected the revocable option, you may surrender the Certificate at any time while an Annuitant is alive. If you elected a Fixed Period Income, you may withdraw up to the Commuted Value of the Certificate. If you elected a Single or Joint Life Income, you may withdraw up to the Commuted Value of the Certificate minus all previous withdrawals. To surrender your Certificate and receive the Commuted Value, you must submit a Written Request to our Service Center. We will not accept Telephone Requests for surrender requests. We must receive a withdrawal or surrender request by 3:00 p.m. Central Time on a Valuation Date in order to process it on the same day.

You may select the source of a withdrawal by specifically indicating the Subaccount or Fixed Account. However, we must agree to any selection. If you request a withdrawal and do not specify the source of the withdrawal (the specific Subaccount or Fixed Account), we will take the withdrawal on a pro rata basis from each Subaccount and the Fixed Account. You may not withdraw less than $1000. If you make a Telephone Request for a withdrawal, we are required to withhold 10% for federal income taxes. If you take a withdrawal, we will issue you a supplemental contract for the remaining Annuity Payments.

If you elected the irrevocable option, you may not surrender or make a withdrawal from the Certificate.

You should consult your tax adviser regarding the tax consequences of a withdrawal or surrender. A withdrawal or surrender made before you attain age 59 1/2 may result in adverse tax consequences, including the imposition of a 10% federal income tax penalty.
See "Federal Tax Considerations" for more details.

                       DEATH OF THE OWNER AND/OR ANNUITANT

If you are a joint Annuitant and joint Owner, and die during the Guaranteed Payment Period, we will continue making payments to the surviving joint Owner, if any. The surviving joint Owner, if any, will become the sole Annuitant and Owner. If you are a joint Annuitant and die after the end of the Guaranteed Payment Period, we will make payments to the surviving joint Owner, if any, based upon the reduction factor you selected.

If you were the only Annuitant and Owner and die during the Guaranteed Payment Period, we will continue making payments to your Beneficiary for the remainder of the Guaranteed Payment Period, if any. Your Beneficiary will have the option of receiving the Commuted Value as a single lump sum in lieu of continuing to receive payments.

If you were the only Annuitant and Owner and die after the Guaranteed Payment Period, no Death Proceeds would be payable.

If the Owner is an entity, upon the Annuitant's death, we will continue making payments to the Beneficiary for the remainder of the Guaranteed Payment Period, if any. Generally, the Owner will also be the Beneficiary. The Beneficiary will have the option of receiving the Commuted Value as a single lump sum in lieu of continuing to receive payments. If the Annuitant died after the Guaranteed Payment Period, there would be no Death Proceeds would be payable.

Upon your death, any remaining Annuity Payments will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

We will calculate the Death Proceeds payable as of the later of:

-    the date we receive Proof of Death; and

- the date on which we receive a request in writing in good order from the Beneficiary as to the method of payment they choose.

Before we can process any Death Proceeds, we must receive:

-    proof that the Annuitant or Owner died;

-    a completed claim form; and

-    any other information that we reasonably require to process the claim.

                          CERTIFICATE FEES AND CHARGES

Sales Charge

There is no sales charge deducted from your Premium Payment.

Premium Tax Charge

There is currently no premium tax applicable to the Certificates.

Transfer Charge

You may make two free transfers in each Certificate Year. We will charge you $25 for each subsequent transfer.

Mortality and Expense Risk Charge

We deduct from Variable Account assets a daily charge at an annualized rate of 1.25% of the average daily net asset value of the Variable Account attributable to the Certificates. This charge compensates us for assuming mortality and expense risks under the Certificates.

We expect to earn a profit on the charge.

In assuming the mortality risk, we incur the risks that

-    Our actuarial estimate of mortality rates may prove erroneous, and

-    Annuitants will live longer than expected.

In assuming the expense risk, we incur the risk that the revenues from the expense charges under the Certificates (charges that we guarantee will not increase) will not cover our expense of administering the Certificates.

Miscellaneous

Each Portfolio pays charges and expenses out of its assets. The prospectus for the Fund describes the charges and expenses.

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the Certificates.

Taxes

Currently, we do not assess a charge against the Variable Account for federal income taxes or state premium taxes. We may assess such a charge in the future if income or gains within the Variable Account result in any federal income tax liability to us or we become subject to state premium taxes. Charges for any other taxes attributable to the Variable Account may also be made. See Federal Tax Status.

                   GENERAL INFORMATION ABOUT THE CERTIFICATES

The Entire Contract

The entire contract between you and us consists of:

-    the Certificate;

-    the application;

-    attached endorsements or amendments, if any; and

- the AAL Articles of Incorporation and Bylaws in force as of the Issue Date of your Certificate.

We treat any statements you make in the application as representations and not warranties. We will not use a statement to void the Certificate or to deny a claim unless it appears in the application. No representative of ours except the president or the secretary may change any part of the Certificate on our behalf. We will not be able to contest the Certificate after it has been in effect for two years from its Issue Date, provided that the Annuitant is still living.

Voting Rights

There are certain voting rights attributable to the Portfolios underlying the Variable Account portion of the Certificates. As required by law, we will vote the Portfolio shares held in a Subaccount. We will vote according to the instructions of Certificate Owners who have interests in any Subaccount involved in the matter being voted upon. If the 1940 Act or any related regulation should be amended or if the present interpretation of it should change and as a result we determine that we are permitted to vote the Fund shares in our own right, we may elect to do so.

We determine the number of votes you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes in the Variable Account attributable to the entire Subaccount. We will count fractional shares. We determine the number of votes of the Portfolio you have the right to cast as of the record date. These votes are cast at the meeting of the Fund. We will solicit voting instructions by writing you before the meeting in accordance with procedures established by the Fund.

Any Portfolio shares held in a Subaccount for which we do not receive timely voting instructions will be voted by us in proportion to the voting instructions we receive for all Owners participating in that Subaccount. We will vote any Portfolio shares held by us or our affiliates in proportion to the aggregate votes of all shareholders in the Portfolio. We will send to everyone having a voting interest in a Subaccount proxy materials, reports and other materials relating to the appropriate Portfolio.

Surplus Refunds

If our Board of Directors declares any surplus refunds to Certificate Owners, we will pay you such surplus refunds on the portion that you have allocated to the Fixed Account. Surplus refunds are paid in cash with that portion of each payment attributable to the Fixed Account.

Reports to Owners

At least annually, we will mail you a report showing the Commuted Value and Annuity Payments for your Certificate as of a date not more than two months prior to the date of mailing and any further information required by any applicable law. We will mail reports to you at your last known address of record. We will also promptly mail a confirmation of each Premium, withdrawal, surrender or transfer you make.

Date of Receipt

Unless we state otherwise, the Date of Receipt by us of any Premium made, Written Request, Telephone Request or any other communication is the actual date it is received at our Service Center in proper form. If we receive them after the close of regular trading on the New York Stock Exchange, usually 4:00 Eastern Time or on a date which is not a Valuation Date, we will consider the Date of Receipt to be the next Valuation Date.

Payment by Check

If you make a Premium by check and your check is returned to us for insufficient funds, we do reserve the right to seek reimbursement for any payments we made to you.

Postponement of Payments

We will normally make payments of your withdrawal or surrender value within seven days after we receive your request at our Service Center. However, we may delay this payment or any other type of payment from the Variable Account for any period when:

- the New York Stock Exchange is closed for trading other than customary weekend and holiday closings;

-    trading on the New York Stock Exchange is restricted;

- an emergency exists, as a result of which it is not reasonably practicable to dispose of securities or to fairly determine their value; or

-    the SEC by order permits the delay for the protection of Owners.

We may also postpone transfers and allocations among the Subaccounts and the Fixed Account under these circumstances. We may delay payment of any withdrawal or surrender value from the Fixed Account for up to six months after we receive a request at our Service Center.

Certificate Inquiries

You may make inquiries regarding the Certificate by writing or calling our Service Center. The address for the Service Center is: AAL Variable Products Service Center, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. The toll-free telephone number is 800-225-5225, locally 734-5721.

                               FEDERAL TAX STATUS

We do not intend these discussions of tax matters and those in the Statement of Additional Information as tax advice. The ultimate effect of federal income taxes on a Certificate or the economic benefit to the Owner, Annuitant or Beneficiary depends upon the tax status of such person and, if the Certificate is purchased under a qualified retirement plan, upon the tax and employment status of the individual concerned. This discussion is based on our understanding of federal income tax laws, as currently interpreted. We make no representation regarding whether the Internal Revenue Service will continue its current interpretations of these laws. We do not make any guarantee regarding the tax status of any Certificate. Please consult with a qualified tax adviser for your particular tax situation.

Variable Account Tax Status

The Code, in effect, provides that the income, gains and losses from separate account investments are not income to the insurer issuing the variable contracts so long as the Certificates and the Variable Account meet certain requirements set forth in the Code. Because the Certificates and the Variable Account meet such requirements, we anticipate no tax liability resulting from the Certificates and, consequently, no reserve for income taxes is currently charged against or maintained by us with respect to the Certificates. We are currently exempt from most types of state and local taxes. We may make charges for such taxes if there is a material change in federal, state or local tax laws attributable to the Variable Account.

Diversification Requirements

Under Section 817(h)(1) of the Code and related regulations, we are required to ensure that the assets underlying the Variable Account portion of the
Certificates are adequately diversified. This means that the underlying Portfolios must have enough distinctly different holdings to satisfy the requirements. If we would not meet the requirements, the Certificate would not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected and you or we pay an amount to the Internal Revenue Service (IRS). If we would fail to diversify and not correct the problem, you would be deemed the Owner of the underlying securities in the Portfolio and would be taxed on the earnings of your account.

We believe that the assets underlying the Certificates meet these diversification standards. We will continually monitor the Fund and the regulations of the Treasury Department to ensure that the Certificate will continue to qualify as a variable annuity contract under the Code.

Taxation of Annuities in General

Section 72 of the Code  governs the federal  income  taxation  of  annuities  in
general.   We  do  not  discuss  the  impact  of  estate,   gift  or  state  tax
considerations.

Certificates Held by Natural Persons

You are not taxed on increases in the value of your Certificate until a distribution occurs, either in the form of a withdrawal, surrender, or as Annuity Payments.

Distributions

For Annuity Payments, the taxable portion is determined by dividing the cost basis by the anticipated number of payments payable under the Certificate and subtracting the result from each payment. . The nontaxable portion of each payment equals the cost basis divided by the anticipated number of payments. The balance of the payment is taxable. For non-qualified annuities, your cost basis is generally your Premium.

Payments from a withdrawal or a surrender of a Certificate are not considered Annuity Payments. Therefore withdrawals and surrenders will generally be taxed as ordinary income to the extent that the Commuted Value exceeds your cost basis in the Certificate.

The taxable portion of any Annuity Payment, withdrawal or surrender is taxed at ordinary income tax rates.

Distributions from Qualified Plans

For certain Qualified Plans involving pre-tax contributions, there may be no cost basis in the Certificate. In such event, the total payments received may be taxable. You, the Annuitant and any Beneficiaries for your Certificate should seek qualified tax and financial advice about the tax consequences of distributions under the Qualified Plans in connection with which such Certificates are purchased.

Penalty Tax on Premature Distributions

Generally, withdrawals, and surrenders of a Certificate before you attain age 59 1/2 will result in an additional federal income tax penalty of 10% of the amount distributed that is included in your gross income. The penalty tax generally will not apply to Annuity Payments unless you purchased the Certificate with the proceeds exchanged another annuity or life insurance certificate.

The 10% federal income tax penalty also applies to Certificates which are issued in connection with Qualified Plans. This penalty will not apply if distributions are made over the life or life expectancies of the IRA owner or plan participant (or the joint life or life expectancies of the IRA owner/plan participant and the designated Beneficiary), or if you are over age 59-1/2. Additional exemptions apply.

Federal Income Tax Withholding

The taxable portion of Annuity Payments, withdrawals or surrenders is subject to federal income tax withholding. Except for Certificates issued in connection with certain Qualified Plans, you can elect not to have federal income tax withheld, but only by Written Request.

Death Proceeds

Generally, distributions received from your Certificate by your Beneficiary because of your death are taxable in the year in which your Beneficiary receives the distribution. received. Your Beneficiary will be taxed on the distributions in the same manner that you would have been taxed. The 10% premature distribution penalty does not apply to these distributions.

Multiple Certificates

All nonqualified annuity Certificates we issue to you during any calendar year shall be treated as one Certificate for determining the amount includible in gross income. Therefore, distributions from one Certificate will be taxable to the extent there is a gain in any Certificate issued in the same year. The total impact of this rule to immediate annuities is not clear. You will most likely have a larger amount of taxable gain if you own multiple Certificates with us. If you are subject to the 10% premature distribution penalty, the amount subject to that tax would also increase.

Tax-Free Exchanges (1035 Exchanges)

Section 1035 of the Code permits the exchange of certain life insurance, endowment and annuity contracts for an annuity contract without a taxable event occurring. If you already own an annuity or life insurance contract issued by another insurer, you are generally able to exchange that contract for a Certificate issued by us tax-free. There are certain restrictions that apply to such exchanges, including that the contract surrendered must truly be exchanged for the Certificate and not merely surrendered in exchange for cash. Further, the owner of the new Certificate must be the same as the Owner of the exchanged Certificate. Careful consideration must be given to compliance with Code provisions and regulations and rulings relating to exchange requirements. If you are contemplating an exchange, please be sure that you understand any surrender charges or loss of benefits which might arise in the exchange of the existing certificate. If you are considering such an exchange, you should consult with your tax adviser to ensure that the requirements of Section 1035 are met.

Transfers among Subaccounts

Transfers among Subaccounts and between Subaccounts and the Fixed Account are tax-free.

Qualified Plans

You may use the Certificate to fund one of several types of Qualified Plans, although the uses may be limited because of the requirement to elect immediate payments. The tax rules that apply to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan. Therefore, no attempt is made to provide more than general information about the use of the Certificates with the various types of Qualified Plans. We caution Qualified Plan participants, plan administrators and Beneficiaries that the rights of any person to any benefits under such Qualified Plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Certificate issued in connection with the plan. What follows are brief descriptions of the various types of Qualified Plans.


Tax-Sheltered Annuities

Section 403(b) of the Code permits certain types of employers (organizations specified under section 501(c)(3) of the Code such as schools, churches, etc.) to purchase annuity contracts on behalf of their employees. These annuity contracts are commonly referred to as tax-sheltered annuities. Section 403(b)(11) of the Code requires that distributions from a tax-sheltered annuity that are attributable to employee salary reduction contributions may be paid only when the employee reaches age 59 1/2, separates from service, dies, becomes disabled or in the case of hardship. (Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as for paying for medical expenses, for the purchase of a principal residence or for paying certain tuition expenses.) Because of these restrictions on distributions, you may only purchase the Certificate as a tax-sheltered annuity if you are eligible to take distributions from your 403(b) funds.

H.R. 10 (Keogh) Plans

The Self-Employed Individuals Tax Retirement Act of 1962, which is commonly referred to as H.R. 10, permits self-employed individuals to establish Qualified Plans for themselves and their employees. Such retirement plans may permit the purchase of the Certificates to provide annuity benefits under the plans. Individuals intending to use the Certificates in connection with such plans should seek qualified advice in connection with such use.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificates to provide annuity benefits under the plans. Corporate employers intending to use the Certificates in connection with such plans should seek qualified advice in connection with such use.

Traditional Individual Retirement Annuities (Traditional IRAs)

If you are under age 70 1/2 and have earned income, you are eligible to contribute to a traditional Individual Retirement Annuity or traditional IRA. If you are eligible for a distribution from certain other Qualified Plans, you can rollover on a tax deferred basis your Qualified Plan distribution into a traditional IRA.

Unless you made nondeductible contributions to a traditional IRA, you will generally be taxed on any distributions from a traditional IRA. If you are under age 59-1/2 when you take the distribution, you may be subject to a 10% federal premature distribution penalty on the taxable amount. If you elect a Joint or Single Life Income or elect to have a Guaranteed Payment Period over 10 years, you are generally exempt from this penalty tax. You are required to begin distributions from traditional IRAs by April 1st of the year following the year in which you attain age 70 1/2.

Because of the limitations on contributions under the Certificate, you can only purchase this Certificate as a traditional IRA Certificate if you are at least partially funding the Certificate with proceeds from an existing Qualified Plan. In addition, you should only purchase this Certificate as a traditional IRA if you do not intend on making additional contributions and wish to begin the immediate periodic distribution of your IRA.

Simplified Employee Pension Plans (SEP-IRAs)

Section 408(k) of the Code permits employers to make deductible contributions directly into IRAs established for their employees. Distribution limits and restrictions similar to those of traditional IRAs apply to these Certificates. Employers who use the Certificates in connection with a SEP-IRA plan should seek qualified tax advice. In addition, you should only purchase this Certificate as a SEP-IRA if you do not intend on making additional contributions to the Certificate and you wish to begin the immediate periodic distribution of your SEP-IRA.

Roth Individual Retirement Annuity (Roth IRA)

If your adjusted gross income is under $160,000, you are eligible to contribute to Roth IRA. If you own a traditional IRA and your adjusted gross income is under $100,000, you may convert some or all of the traditional IRA into a Roth IRA. Generally, unless the traditional IRA contained non-deductible contributions, you will be taxed on the entire conversion amount.

If you take a distribution after five years of establishing a Roth IRA and you have incurred on of the following triggering events, the distribution will be tax-free. The triggering events are: attaining age 59 1/2, death, disability or qualifying as a first time home buyer ($10,000 lifetime limit). If you take a distribution from a Roth IRA before five years have elapsed and you have incurred a triggering event, the distribution will be tax free to the extent you have cost basis. If you take a distribution in an amount over your cost basis, the amount over and above your cost basis will be taxable. If you take a taxable distribution before you attain age 59 1/2, you may also be subject to a 10% premature distribution penalty tax on the taxable amount. The 10% premature distribution penalty does not apply upon a conversion to a Roth IRA, but may apply if you take a distribution from a conversion IRA within five years of the conversion.

Because of the limitations on contributions under the Certificate, a Roth IRA Certificate can only be purchased with traditional or Roth IRA proceeds which have been converted, rolled or transferred to the new IRA Certificate. In addition, you should only purchase the Certificate if you do not intend on making additional contributions to the Certificate, you wish to begin the immediate periodic distribution of your IRA proceeds, and have incurred both the five year holding period and a triggering event.

Rollover into an IRA

You may rollover assets from a Qualified Plan into a traditional IRA in two ways. First, you may directly rollover an eligible rollover distribution to a traditional IRA. The Qualified Plan administrator sends the funds directly to the traditional IRA as a direct rollover. Second, the employee may receive the distribution from the Qualified Plan and rollover the same amount the employee received within 60 days. However, any amount that was not distributed as a direct rollover will be subject to mandatory 20% federal income tax withholding.

Deferred Compensation Plans

Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages. Such retirement plans may permit the purchase of the Certificates to provide annuity benefits under the plans. Employers intending to use the Certificates in connection with such plans should seek qualified advice in connection with such use.

Other Tax Considerations

Because of the complexity of the law and its application to a specific individual, tax advice may be needed by a person contemplating purchase of a Certificate or the exercise of elections under a Certificate. The above comments concerning federal income tax consequences are not exhaustive and special rules are provided with respect to situations not discussed in this Prospectus. The above discussion is based upon our understanding of current federal income tax law. Statutory changes in the Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. We have not taken into account estate and gift, state income or other state tax considerations which may be involved in the purchase of a Certificate or the exercise of elections under the Certificate. For complete information on such federal and state tax considerations, you should consult a qualified tax adviser.

                                OTHER INFORMATION

Rights Reserved by AAL

Subject to applicable law, we reserve the right to make certain changes if we determine they would serve your interests or if it would be appropriate in carrying out the purposes of the Certificate. When it is required, we will obtain your approval or regulatory approval. Some examples of such changes we may make include:

- To operate the Variable Account in any form allowed under the 1940 Act or in any other form allowed by law;

-    To create new separate accounts;

-    To add, delete, combine or modify Subaccounts in the Variable Account;

- To restrict or eliminate any voting rights of Certificate Owners or other persons who have voting rights as to the Variable Account;

- To add, delete or substitute, for the Portfolio shares held in any Subaccount, the shares of another Portfolio of the Fund or the shares of another fund or any other investment allowed by law; and

- To make any amendments to the Certificates necessary for the Certificates to comply with the provisions of the Code or any other applicable federal or state law.

- To substitute the shares of any registered investment company for shares of any other registered investment company already purchased or to be purchased in the future by he Variable Account provided that the substitution has been approved by the Securities and Exchange Commission.

Maintenance of Solvency

The Certificate contains maintenance of solvency provision that applies only to values in the Fixed Account. If our reserves for any class of Certificates become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member's fair share of the deficiency. If you do not make the payment, we will charge it as an indebtedness against your Certificate with interest at a rate of 5% per year, compounded annually. You may choose an equivalent reduction in benefits instead of or in combination with the payment or indebtedness.

Distribution Arrangements

AALCMC serves as the principal underwriter of the Certificates. AALCMC is a wholly owned, indirect subsidiary of AAL. Principal offices of AALCMC are located at 222 West College Avenue, Appleton, Wisconsin, 54911. AALCMC is a member of the National Association of Securities Dealers, Inc. (NASD) and a broker-dealer registered with the SEC under the Securities Exchange Act of 1934.

The Certificates are sold by duly licensed registered representatives of AALCMC who are also employees of AAL and licensed by state insurance departments to sell variable insurance products (AAL Representatives). The Certificates may also be sold by representatives of other broker-dealer firms with which AALCMC has executed a selling agreement. In addition, AAL may retain other firms to serve as principal underwriters of the Certificates. AAL offers the Certificates in all states where AAL is authorized to sell the Certificates.

We will pay the AAL Representatives commissions and other distribution compensation on the sale of Certificates. This will not result in any charge to you in addition to the charges already described in this Prospectus. We pay AAL Representatives a commission of not more than 2.25% of the Premiums paid on the Certificates. In addition to direct compensation, AAL Representatives may be eligible to receive certain employee benefits from AAL based on the amount of earned commissions.

Year 2000 Disclosure

Year 2000 is approaching and we are addressing potential problems that could affect our systems and the systems of AAL's other service providers, such as custodians, telephone companies, etc. If systems are not year-2000 compliant, systems cannot distinguish the year 2000 from the year 1900 because of the way the software encodes and calculates dates. In 1995, we formed a project team to review our systems as well as those of AAL's other service providers to address the year 2000 problem. We believe that we have devoted and will continue to devote the appropriate amount of resources necessary to prepare our systems so that services provided to AAL will continue without material disruption across the pending change in the millennium. Despite our best efforts, we cannot assure that this will be sufficient to avoid any adverse impact on AAL.

Legal Matters

We know of no material legal proceedings pending to which we are or the Variable Account is a party or which would materially affect the Variable Account.

Financial Statements*

Audited financial statements of AAL are included in the Statement of Additional Information and are incorporated by reference in this Prospectus.

The Variable Account has not yet commenced operations so no financial statements for the Variable Account are available.

*To be filed with a pre-effective amendment.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


General Information.........................................................SAI-

Regulation and Reserves.....................................................SAI-

Principal Underwriter.......................................................SAI-

Reasonableness of Mortality and Expense Risk Charges........................SAI-

Gender Neutral Benefits.....................................................SAI-
Performance Information.....................................................SAI-

         Money Market Subaccount............................................SAI-
         Other Subaccounts..................................................SAI-
         Performance Comparisons............................................SAI-

Financial Statements........................................................SAI-

--------------------------------------------------------------------------------

Order Form


Please send me a copy of the most recent Statement of Additional Information for the Individual Single Premium Immediate Variable Annuity Certificate.


-------------------------------             --------------------------------
(Date)                                      (Name)

-------------------------------------------------------------------------------
(Street Address)

--------------------------------     -----------     ---------------------
(City)                               (State)         (Zip Code)



Send to:

AAL Variable Products Service Center
4321 N. Ballard Road
Appleton, WI   54919-0001



                            SINGLE PREMIUM IMMEDIATE
                          VARIABLE ANNUITY CERTIFICATE
                                   Offered By:

                          AID ASSOCIATION FOR LUTHERANS
                            4321 North Ballard Road
                            Appleton, Wisconsin 54919

                             STATEMENT OF ADDITIONAL
                                   INFORMATION
                               Dated July 1, 1999

This Statement of Additional Information ("SAI") is not a prospectus, but should be read in conjunction with the Prospectus dated July 1, 1999, for AAL Variable Annuity Account II (the "Variable Account") describing the individual single premium immediate variable annuity certificates ("Certificates") that Aid Association for Lutherans ("AAL") offers to persons eligible for membership in AAL. Capitalized terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the Prospectus. A copy of the Prospectus may be obtained at no charge by writing AAL (attention: Variable Products Service Center) at the above address.


TABLE OF CONTENTS

Caption                                                                     Page


GENERAL INFORMATION.........................................................SAI-

REGULATION AND RESERVES.....................................................SAI-

PRINCIPAL UNDERWRITER.......................................................SAI-

REASONABLENESS OF MORTALITY AND EXPENSE RISK CHARGES........................SAI-

GENDER NEUTRAL BENEFITS.....................................................SAI-

PERFORMANCE INFORMATION.....................................................SAI-

Money Market Subaccount.....................................................SAI-

Other Subaccounts...........................................................SAI-

Performance Comparisons.....................................................SAI-

FINANCIAL STATEMENTS........................................................SAI-

GENERAL INFORMATION

AAL is a fraternal benefit society organized under Internal Revenue Code section 501(c)(8) and established on November 24, 1902, under the laws of the State of Wisconsin. Membership is open to Lutherans and their families. AAL offers life insurance, disability income insurance and annuities to its members. All members are part of one of almost 9,800 local AAL branches throughout the United States. AAL is currently licensed to transact life insurance business in all 50 states and the District of Columbia.

REGULATION AND RESERVES

AAL is subject to regulation by the Office of the Commissioner of Insurance of the State of Wisconsin and by insurance departments of other states and jurisdictions in which it is licensed to do business. This regulation covers a variety of areas, including benefit reserve requirements, adequacy of insurance company capital and surplus, various operational standards and accounting and financial reporting procedures. AAL's operations and accounts are subject to periodic examination by insurance regulatory authorities. The forms of Certificates described in the Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Certificates are sold.

Although the federal government generally has not directly regulated the business of insurance, federal initiatives often have an impact on the insurance business in a variety of ways. Federal measures that may adversely affect the insurance business include employee benefit regulation, tax law changes affecting the taxation of insurance companies or of insurance products, changes in the relative desirability of various personal investment vehicles and removal of impediments on the entry of banking institutions into the insurance business. Also, both the executive and legislative branches of the federal government periodically have under consideration various insurance regulatory matters, which could ultimately result in direct federal regulation of some aspects of the insurance business. It is not possible to predict whether this will occur or, if so, what the effect on AAL would be.

Pursuant to state insurance laws and regulations, AAL is obligated to carry on its books, as liabilities, reserves to meet its obligations under outstanding insurance contracts. These reserves are based on assumptions about, among other things, future claims experience and investment returns. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Certificates, if AAL were to incur claims or expenses at rates significantly higher than expected or significant unexpected losses on its investments.

PRINCIPAL UNDERWRITER

AAL Capital Management Corporation ("AALCMC"), a wholly-owned, indirect subsidiary of AAL, serves as the principal underwriter of the Certificates pursuant to a Principal Underwriting and Servicing Agreement to which AALCMC and AAL, on behalf of itself and the Variable Account, are parties. The Certificates are sold through AAL Representatives who are licensed by state insurance officials to sell the Certificates and who are duly licensed registered representatives of AALCMC. The Certificates may also be sold by representatives of other broker-dealer firms with which AALCMC has executed a selling agreement. In addition, AAL may retain other firms to serve as principal underwriters of the Certificates. The Certificates are continuously offered in all states where AAL is authorized to sell the Certificates. AAL paid underwriting commissions of $5,059,274.35 to AALCMC for the year ended December 31, 1996, $7,756,917.58 for the year ended December 31, 1997, and $------------ for the year ended December 31, 1998 for other products. Of these amounts, AALCMC retained $0.

REASONABLENESS OF MORTALITY AND EXPENSE RISK CHARGES

Aid Association for Lutherans represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the sponsor.

GENDER NEUTRAL BENEFITS

We distinguish between men and women because of their different life expectancies. However, we do not make any such distinctions for Certificates that we issue in the state of Montana. This is because Montana enacted legislation that requires that annuity benefits (i.e., the Annuity Payments) not vary based on a person's sex. In Arizona Governing Committee v. Norris, the U.S Supreme Court let stand a U.S. Court of Appeals decision which held that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the Fixed Account Annuity Payment rates applicable to Certificates purchased under an employment-related insurance or benefit program may not, in some cases, vary on the basis of sex. We will apply unisex rates to Qualified Plans and those plans where an employer believes that the Norris decision applies. Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris and Title VII generally and any comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a Certificate may be purchased.

PERFORMANCE INFORMATION

The Variable Account may, from time to time, advertise information relating to the performance of its Subaccounts. The performance information that may be presented is not a prediction or guarantee of future investment performance and does not represent the actual experience of amounts invested by a particular Owner.

Money Market Subaccount - Yield and Effective Yield

Advertisements for the Certificates may include yield and effective yield quotations for the Money Market Subaccount, which are computed in accordance with standard methods prescribed by the SEC. Under these methods, the Money Market Subaccount's yield is calculated based on a hypothetical pre-existing account having a balance of one Money Market Subaccount Accumulation Unit at the beginning of a specified seven-day period. Yield is computed by dividing the net change, exclusive of capital changes, in the Accumulation Unit Value during the seven-day period, subtracting a hypothetical charge reflecting deductions from Owner accounts, dividing the difference by the Accumulation Unit Value at the beginning of the period to obtain the base period return and multiplying the base period return by the fraction 365/7. The Money Market Subaccount's effective yield is calculated by compounding the base period return (computed as described above) for such period by adding 1 and raising the sum to a power equal to 365/7 and subtracting 1 from the result. Yield and effective yield do not reflect the deduction of withdrawal or surrender charges. The Certificates currently are not subject to charges for state premium taxes.

Other Subaccounts

30-Day Yield: Advertisements for the Certificates may include 30-day (or one-month) yield quotations for each Subaccount other than the Money Market Subaccount, which are computed in accordance with a standard method prescribed by the SEC. These 30-day yield quotations are computed by dividing the net investment income per Accumulation Unit earned during the period (the net investment income earned by the Fund Portfolio attributable to shares owned by the Subaccount less expenses incurred during the period) by the offering price per Accumulation Unit on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                         Yield = 2[(((a-b)/cd)+1)^6-1]

Where:

          a = Net dividends and interest earned during the period by the Portfolio attributable to the Subaccount

          b =  Expenses accrued for the period (net of reimbursements)

          c = The average daily number of Accumulation Units outstanding during the period d = The Accumulation Unit Value per Unit on the last day of the period

Standardized and Non-Standardized Average Annual Total Return: Advertisements for the Certificates may also include standardized and non-standardized average annual total return quotations for each Subaccount for 1, 5 and 10-year periods (or the life of the Subaccount, if less). Standardized average annual total return quotations are computed in accordance with a standard method prescribed by the SEC. The average annual total return for a Subaccount for a specific period is computed by finding the average annual compounded rates of return over the applicable period that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P(1 + T)^n = ERV
         Where:

          P =   A hypothetical initial payment of $1,000

          T =   Average annual total return

          n =   Number of years

          ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5- or 10-year periods (or fractional portion thereof)

Non-standardized average annual total returns are calculated in the same manner and for the same time periods as the standardized average annual total returns described immediately above, except that the value of the non-standardized total returns do not reflect the effect of the withdrawal or surrender.

Cumulative Total Return: Advertisements for the Certificates may also include cumulative total return quotations for each Subaccount, for which the SEC has not prescribed a standard method of calculation. Cumulative total return is the non-annualized cumulative rate of return on a hypothetical initial investment of $1,000 in a Subaccount for a specified period ("Hypothetical Initial
Investment"). Cumulative total return is calculated by finding the cumulative rates of return of the Hypothetical Initial Investment over various periods, according to the following formula and then expressing that as a percentage:

                                 C = (ERV/P) - 1
         Where:

          P =   A hypothetical initial payment of $1,000

          C =   Cumulative total return

          ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the applicable period

Performance quotations for each Subaccount reflect the deduction of ----and Fund operating expenses (net of reimbursements), except that yield quotations and non-standardized average annual total return calculations do not reflect any deduction for withdrawal or surrender charges. The Certificates are not currently subject to a charge for state premium taxes.


Performance Comparisons

The performance of each of the Subaccounts may be compared in advertisements and sales literature to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds or series of mutual funds, with investment objectives similar to each of the Portfolios in which the Subaccounts invest. Such comparisons may be made by use of independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis, ranking such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but excluding sales charges, redemption fees or certain expense deductions at the separate account level. Some rankings are based on total returns adjusted for withdrawal or surrender charges or may consider the effects of market risk on total return performance.

Companies providing rankings that may be used in advertisements and sales literature include Lipper Analytical Services, Inc., Morningstar, Inc. and the Variable Annuity Research and Data Service.

In addition, each Subaccount's performance may be compared in advertisements and sales literature to various benchmarks including the Standard & Poor's 500 Composite Stock Price Index, Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index, S&P SmallCap 600 Index, Merrill Lynch High Yield Master Index, the Wilshire Small Cap Index and the Lehman Brothers Aggregate Bond Index.

The Portfolios may also, from time to time, illustrate the concepts of asset allocation by use of hypothetical case studies representing various life cycles and/or risk levels of a Certificate Owner.

FINANCIAL STATEMENTS*

The financial statements of AAL should be considered only as bearing upon the ability of AAL to meet its obligations under the Certificates. The financial statements of AAL should not be considered as bearing on the investment experience of the assets held in the Variable Account.

The most current financial statements of AAL are those as of the end of the most recent fiscal year ended December 31, 1998. AAL does not prepare financial statements more often than annually in the form required to be included in a prospectus and believes that any incremental benefit to prospective Certificate Owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred.

The financial statements for the Variable Account and the accompanying Reports of Independent Auditors are incorporated by reference from the Report to shareholders for the fiscal year ended December 31, 1998. You may receive a copy of the Annual Report without charge by calling 800-225-5225 or 734-5721 locally.

*To be filed with a pre-effective amendment

PART C. OTHER INFORMATION
Item 24. Financial Statements and Exhibits

(a)      Financial Statements:
                  No statements are filed because the Account has not commenced operations.

         Aid Association for Lutherans
         The following audited financial statements of Aid Association for Lutherans ("Depositor") as of December 31, 1998 will be filed with a pre-effective amendment:

                  Report of Independent Auditors
                  Statement of Financial Position as of December 31, 1998 Statement of Operations for the years ended December 31, 1998
                  Statement  of  Changes  in  Certificate   Owners'  Contingency
                         Reserves for the years ended December 31, 1998
                  Statements of Cash Flow for the years ended December 31, 1998
                  Notes to Financial Statements

(b)      Exhibits:

Except as noted below, all required exhibits will be filed with a pre-effective amendment.

Exhibit        Name of Exhibit                                          Will Be Filed with a              Filed
Number                                                                  Pre-effective Amendment           Herewith
1              Resolution of the Board of Directors of the Depositor
               authorizing the establishment of AAL Variable Annuity                                         X
               Account II
2              Not applicable
3              Form of Principal Underwriting and Servicing Agreement
               between Aid Association for Lutherans (AAL) and AAL              X
               Capital Management Corporation (AAL CMC) amended and
               restated
4(a)           Variable Annuity Certificate                                                                  X
4(b)           Omnibus IRA Endorsements                                         X
4(c)           403(b) Endorsement and SIMPLE-IRA Endorsement
                                                                                X
4(d)           Variation pages applicable to Certificates used in
               various states                                                   X
5(a)           Standard Computer Certificate Application Form                   X
5(b)           Immediate Variable Annuity Option Selection Form
                                                                                X
5(c)           Section 1035 Exchange Form                                       X
5(d)           Omnibus IRA Disclosures and Financial Disclosures
                                                                                X
6(a)           Articles of Incorporation of Depositor                           X
6(b)           Bylaws of Depositor                                              X
7              Not applicable
8(a)           Amended and Restated Participation Agreement between
               AAL and the AAL Variable Product Series Fund, Inc.               X
               (the "Fund) as of
8(b)           Second Amendment to the Trade Name/Service Mark
               Licensing Agreement between AAL and the Fund dated ------        X
9              Opinion of Counsel as to the legality of the
               securities being registered (including written consent)          X
10             Consent of Independent Auditors                                  X
11             Not applicable
12             Stock Subscription Agreement dated
13
15


Item 25. Directors and Officers of the Depositor

The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below:


Name and Principal                                     Positions and Offices
Business Address                                       with Depositor

Richard L. Gunderson
10801 E. Happy Valley Road #67                         Chairman of the Board
Scottsdale, AZ   85255

John O. Gilbert
4321 North Ballard Road                                Director, President and
Appleton, WI  54919                                    Chief Executive Officer

Herbert J. Arkebauer
Professor
Speech and Hearing Science
Southwest State University
Springfield, MO  65802                                 Director

Raymond G. Avischious
Formerly President & General Manager
Shurfine-Central
4200 Oaksbury Lane                                     Director
Rolling Meadows, IL 60008

Richard E. Beumer
President
Sverdrup Corporation
2545 Trevor Lane
Colorado Springs, CO  80919                            Director

Kenneth Daly
Partner
KPMG Peat Marwick
1600 Market Street
Philadelphia, PA 19103-7201                            Director

Elizabeth A. Duda
2450 Mikler Road
Oviedo, FL 32765                                       Director

Edward A. Engel
President
Edward A. Engel & Associates
P.O. Box 2039
Birmingham, MI 48012                                   Director

Gary J. Greenfield
President
Wisconsin Lutheran College
8830 West Bluemound Road
Milwaukee, WI 53226                                    Director

Robert H. Hoffman
Vice President
Taylor Corporation
1725 Roe Crest Drive
P.O. Box 3728                                          Director
North Mankato, MN 56002-3728

Robert E. Long
Senior Vice President Administration
Park Bank
7540 West Capitol Drive
Milwaukee, WI 53216                                    Director

Robert B. Peregrine
President
Peregrine Law Offices, S.C.
633 West Wisconsin Avenue
Milwaukee, WI 53203                                    Director

Paul D. Schrage
formerly Sr. Exec. Vice President &
Chief Marketing Officer
McDonald's Corporation
1405 Midwest Club                                      Director
Oak Brook, IL  60523
James H. Scott
Principal
Miller Anderson & Shernerd
West Conshohocken, PA 19428                            Director

Kathi P. Seifert
Group President
Kimberly Clark Corporation
Neenah, WI 54956                                       Director

Roger G. Wheeler
President
Wheel-Air Charter, Inc.
8891 Airport Road
Minneapolis, MN 55449                                  Director

E. Marlene Wilson
President
Volunteer Management Associates
1113 Spruce Street, Suite 406
Boulder, CO 80302                                      Director

Rev. Thomas R. Zehnder
President Lutheran Ministry Center
Lutheran Church Missouri Synod
7207 Monetary Drive
Orlando, FL  32809-5724                                Director

Walter S. Rugland
4321 North Ballard Road                                Executive Vice President
Appleton, WI  54919                                    and Chief Operating
                                                       Officer

Roger J. Johnson
4321 North Ballard Road                                Executive Vice President
Appleton, WI 54919

Woodrow E. Eno, Esq.
4321 North Ballard Road                                Senior Vice President,
Appleton, WI 54919                                     Secretary and General
                                                       Counsel

Ronald G. Anderson
4321 North Ballard Road                                Senior Vice President and
Appleton, WI 54919                                     Chief Financial Officer

Steven A. Weber
4321 North Ballard Road
Appleton, WI 54919                                     Senior Vice President

Fred Ohlde
4321 North Ballard Road
Appleton, WI  54919                                    Senior Vice President

Carl Rudolph
4321 North Ballard Road
Appleton, WI  54919                                    Vice President,
                                                       Controller and Treasurer

James H. Abitz
222 West College Avenue
Appleton, WI 54919                                     Vice President -
                                                       Investments

Jon. M. Stellmacher
4321 North Ballard Road
Appleton, WI   54919                                   Senior Vice President


James Jawort
4321 North Ballard Road
Appleton, WI 54919                                     Vice President

Gary Mounce
4321 North Ballard Road
Appleton, WI 54919                                     Assistant Vice President
Dan Shinnick
4321 North Ballard Road
Appleton, WI 54919                                     Second Vice President

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant

Registrant is a separate account of Depositor, established by the Board of Directors of Depositor in 1999, pursuant to the laws of the State of Wisconsin. Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons. Depositor controls the following wholly-owned, direct and indirect subsidiaries:
(a) AAL Holdings, Inc., a Delaware corporation that is a holding company that has no independent operations; (b) AAL Capital Management Corporation (AALCMC), a Delaware corporation that is a registered broker-dealer; and (c) North Meadows Investment, Ltd., a Wisconsin corporation organized for the purpose of holding and investing in real estate; (d) The AAL Trust Company FSB, and(e) AAL Variable Product Series Fund, Inc. ("Fund"), a Maryland corporation organized as an open-end management investment company. Financial statements of AAL are filed on a consolidated basis with regard to each of the foregoing entities, other than the Fund, which files separate financial statements.

Item 27. Number of Certificate Owners

The Account has not began operations.

Item 28. Indemnification

Section 32 of Depositor's Bylaws, filed as an Exhibit to this Registration Statement, Section E, subsection (viii) of Article Seventh of the Fund's Articles of Incorporation and Article X of the Fund's Bylaws, and Section Eight of AALCMC's Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Fund, and AALCMC of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or AALCMC, unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.

In addition, Section 3 of the Investment Advisory Agreement between the Fund and AAL contains a provision in which the Fund and AAL mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Sections 15 and 16 of the Transfer Agency Agreement between the Fund and AAL provide that each party shall indemnify the other for certain liability. Section 15 states that AAL shall act in good faith and use best efforts within reasonable limits to ensure the accuracy of the services performed for the Fund, but assumes no responsibility for loss or damage due to errors. However, AAL will hold the Fund harmless from all loss, cost damage and expense, including reasonable attorney's fees, incurred by the Fund as a result of AAL's gross negligence, bad faith, or willful misfeasance or by reason of its reckless disregard of its obligations and duties under the Agreement, or that of its officers, agents and employees. The Fund shall indemnify and hold AAL harmless for all loss, cost damage and expense resulting from the performance of its duties, unless due to the gross negligence, bad faith, willful misfeasance or reckless disregard of its obligations on the part of AAL, its officers, employees and agents.

Section 7 of the Participation Agreement between AAL and the Fund contains a provision in which the Fund and AAL mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Section 8 of the Principal Underwriting and Servicing Agreement between AAL and AALCMC contains a provision in which AAL and AALCMC mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund or AALCMC of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund or AALCMC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

An insurance company blanket bond is maintained, providing $10,000,000 coverage for officers and employees of Aid Association for Lutherans (the Depositor) the Fund and AALCMC, and $750,000 coverage for their general agents and Depositor's Representatives, both subject to a $100,000 deductible.

Item 29. Principal Underwriter

(a) AALCMC, the principal underwriter of the Certificates, is also the distributor of the shares of The AAL Mutual Funds, a Massachusetts Business Trust offering a series of individual funds, including The AAL Small Cap Stock, Mid Cap Stock, International, Capital Growth, Equity Income, Balanced, High Yield Bond, Municipal Bond, Bond, Money Market Funds (Class A and Class B) and The AAL U.S. Government Zero Coupon Target Fund Series 2001 and The AAL U.S. Government Zero Coupon Target Fund Series 2006, all of which are open-end management investment companies.

(b) The directors and principal officers of AALCMC are set out below. Unless otherwise indicated, the principal business address of each person named below is 222 West College Avenue, Appleton, Wisconsin, 54911.


Name and Principal               Positions and Offices
Business Address                 with Underwriter

Ronald G. Anderson               Chairman of the Board and President

Steven A. Weber                  Director

Walter Rugland                   Director

Carl J. Rudolph                  Director and Treasurer

Woodrow E. Eno                   Director, Vice President, General Counsel
                                 and Secretary

James H. Abitz                   Director and Senior Vice President

Thomas R. Mischka                Director and Vice President

Stanley H. Herman                Director and Vice President

Jon M. Stellmacher               Director and Vice President

Jeffrey L. Verhagen              Vice President

Robert G. Same                   Assistant Secretary

Lori Richardson                  Vice President

Krien VerBerkmoes III            Vice President and Chief Compliance Officer

Paul M. Stadler                  Vice President

Cindy L. Haas                    Assistant Vice President

Charles D. Gariboldi             Assistant Vice President

Charles A. Friedman              Assistant Vice President

Wendy S. Schmidt                 Assistant Vice President

(c)      Not Applicable.

Item 30. Location of Accounts and Records

The accounts and records of Registrant are located at the offices of the Depositor at 4321 North Ballard Road, Appleton, Wisconsin, 54919, and 222 West College Avenue, Appleton, Wisconsin, 54911, and 125 North Superior Street, Appleton, Wisconsin,54911.


Item 31.  Services

Not Applicable.


Item 32. Undertakings

(a)  Registrant   undertakes  to  file  a   post-effective   amendment  to  this
     Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Certificates may be accepted.

(b) Registrant undertakes to include either: (1) as part of any application to purchase a Certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information or financial statements required to be made available under this Form promptly, upon either written or oral request.

(d) The Depository insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Aid Association for Lutherans, on behalf of its AAL Variable Annuity Account II has caused this amended Registration Statement to be signed on its behalf in the City of Appleton and State of Wisconsin on this 4th day of February, 1999.

                         AAL VARIABLE ANNUITY ACCOUNT II
                         (Registrant)

                         By:  Aid Association for Lutherans
                              (Depositor, on behalf of itself and Registrant)


                         By:  /s/ John O. Gilbert
                              ---------------------------------------------
                              John O. Gilbert
                              President and Chief Executive Officer

         As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ John O. Gilbert           President and
----------------------------  Chief Executive Officer
John O. Gilbert               (Principal Executive Officer)     February 4, 1999

/s/ Ronald G. Anderson        Chief Financial Officer
----------------------------  (Principal Financial Officer,
Ronald G. Anderson            Principal Accounting Officer)     February 4, 1999

All of the Board of Directors:
Herbert J. Arkebauer         John O. Gilbert              Paul D. Schrage
Raymond G. Avischious        Gary J. Greenfield           James H. Scott
Richard E. Beumer            Richard L. Gunderson         Kathi P. Seifert
Kenneth Daly                 Robert H. Hoffman            Roger B. Wheeler
Elizabeth A. Duda            Robert E. Long               E. Marlene Wilson
Edward A. Engel              Robert B. Peregrine          Rev. Thomas R. Zehnder

         John O. Gilbert, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors of Aid Association for Lutherans pursuant to powers of attorney duty executed by such persons.

/s/ John O. Gilbert                                      February 4, 1999
----------------------------
John O. Gilbert
Attorney-in-Fact

                         AAL VARIABLE ANNUITY ACCOUNT II

                                INDEX TO EXHIBITS

         The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 24(b) of Part C for exhibits not listed below.

1. Resolution of AAL Board of Directors authorizing the establishment of AAL Variable Annuity Account II

2.   Variable Annuity Certificate